                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/X/     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 1994
                          ------------------------------------

                                       OR

/ /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to ______________

Commission file number 0-8591
                       ------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below: FIGGIE INTERNATIONAL INC. SUPPLEMENTARY RETIREMENT SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: FIGGIE INTERNATIONAL INC., 4420 SHERWIN ROAD, WILLOUGHBY, OHIO 44094.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
Figgie International Inc.
Supplementary Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Figgie International Inc. Supplementary Retirement Savings Plan (the
Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1994 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1994, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Cleveland, Ohio,
  July 28, 1995.



                                      /s/ ARTHUR ANDERSEN LLP

                            FIGGIE INTERNATIONAL INC.

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN

                           DECEMBER 31, 1994 AND 1993

                                      INDEX

Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993

Statement of Changes in Net Assets Available for Benefits for the Year Ended
  December 31, 1994

Notes to Financial Statements

Exhibit 1 - Item 27a--Schedule of Assets Held for Investment Purposes as of December 31, 1994

Exhibit 2 - Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1994

                            FIGGIE INTERNATIONAL INC.

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1994 AND 1993

                                                                                 1994
                                         -------------------------------------------------------------------------------------

                                                                          Participant Directed
                                         -------------------------------------------------------------------------------------
                                                             Figgie               Figgie
                                                       International Inc.   International Inc.                   International
                                            Equity       Class A Common      Class B Common     Fixed Income         Stock
                                             Fund          Stock Fund          Stock Fund           Fund             Fund
                                         -----------   ------------------   ------------------  ------------     -------------
ASSETS:
  Cash (overdraft)                       $        --       $  17,413           $    (244)       $     8,689       $    (1,477)
  Investments, at fair value (Note 3)     14,295,909         187,003             197,493         28,957,397         1,210,970
  Transfer (due to) receivable
    from investment options                       --              --                  --                 --                --
  Employee contribution receivable           110,868          (5,185)             10,977            343,285            32,880
  Accrued interest income                         --              39                   8            469,116               148
                                         -----------       ---------           ---------        -----------       -----------
        Total assets                      14,406,777         199,270             208,234         29,778,487         1,242,521
                                         -----------       ---------           ---------        -----------       -----------
LIABILITIES:
  Administrative expenses payable                 --              --                  --                 --                --
                                         -----------       ---------           ---------        -----------       -----------
        Total liabilities                         --              --                  --                 --                --
                                         -----------       ---------           ---------        -----------       -----------
NET ASSETS (DEFICIT) AVAILABLE FOR
  BENEFITS                               $14,406,777       $ 199,270           $ 208,234        $29,778,487       $ 1,242,521
                                         ===========       =========           =========        ===========       ===========

                                                      1994                                            1993
                                         ------------------------------      -------------------------------------------------------
                                         Nonparticipant
                                            Directed                                           Participant Directed
                                         --------------                      -------------------------------------------------------
                                                                                                  Figgie                Figgie
                                                                                            International Inc.    International Inc.
                                                                                Equity        Class A Common        Class B Common
                                              Other            Total             Fund           Stock Fund            Stock Fund
                                         --------------     -----------      ------------    -----------------    ------------------
ASSETS:
  Cash (overdraft)                          $    694        $    25,075      $         --        $      --            $      --
  Investments, at fair value (Note 3)         22,814         44,871,586        16,559,189          405,756              374,712
  Transfer (due to) receivable
    from investment options                       --                 --          (281,524)         (47,499)             (10,522)
  Employee contribution receivable                --            492,825                --               --                   --
  Accrued interest income                          3            469,314                --               40                   46
                                            --------        -----------      ------------        ---------            ---------
        Total assets                          23,511         45,858,800        16,277,665          358,297              364,236
                                            --------        -----------      ------------        ---------            ---------
LIABILITIES:
  Administrative expenses payable             38,967             38,967                --               --                   --
                                            --------        -----------      ------------        ---------            ---------
        Total liabilities                     38,967             38,967                --               --                   --
                                            --------        -----------      ------------        ---------            ---------
NET ASSETS (DEFICIT) AVAILABLE FOR
  BENEFITS                                  $(15,456)       $45,819,833      $ 16,277,665        $ 358,297            $ 364,236
                                            ========        ===========      ============        =========            =========

                                                            1993
                                         -------------------------------------------
                                                       Nonparticipant
                                                          Directed
                                         ------------  --------------


                                         Fixed Income
                                             Fund           Other           Total
                                         ------------  --------------    -----------
ASSETS:
  Cash (overdraft)                       $        --       $    --       $        --
  Investments, at fair value (Note 3)     32,611,755        49,393        50,000,805
  Transfer (due to) receivable
    from investment options                  339,545            --                --
  Employee contribution receivable           534,772            --           534,772
  Accrued interest income                    452,337            --           452,423
                                         -----------       -------       -----------
        Total assets                      33,938,409        49,393        50,988,000
                                         -----------       -------       -----------
LIABILITIES:
  Administrative expenses payable                 --        35,874            35,874
                                         -----------       -------       -----------
        Total liabilities                         --        35,874            35,874
                                         -----------       -------       -----------
NET ASSETS (DEFICIT) AVAILABLE FOR
  BENEFITS                               $33,938,409       $13,519       $50,952,126
                                         ===========       =======       ===========

  The accompanying notes to financial statements are an integral part of these statements.

                            FIGGIE INTERNATIONAL INC.

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                            Participant Directed
                                                         --------------------------------------------------------------------
                                                                              Figgie            Figgie
                                                                        International Inc. International Inc.
                                                           Equity         Class A Common     Class B Common      Fixed Income
                                                            Fund            Stock Fund         Stock Fund             Fund
                                                         ------------   ------------------ ------------------    ------------
ADDITIONS:
  Investment income (loss)                               $    956,725        $  (7,685)       $    (6,770)       $    960,337
  Employee contributions                                    1,963,397          100,458            101,902           3,019,243
  Participant transfers (to) from Advance
    Security Inc. Supplementary Retirement
    Savings Plan                                                2,804               --                 --              (1,996)
  Other                                                            --               --                 --                  --
                                                         ------------        ---------        -----------        ------------
        Total additions                                     2,922,926           92,773             95,132           3,977,584
                                                         ------------        ---------        -----------        ------------
DEDUCTIONS:
  Net depreciation in fair value of investments               921,781          202,449            205,550           1,011,102
  Benefit payments                                          2,944,415           57,201             50,751           6,962,614
  Administrative expenses                                          --               24                 --               4,213
  Other                                                            --            4,767              2,190                  --
                                                         ------------        ---------        -----------        ------------
        Total deductions                                    3,866,196          264,441            258,491           7,977,929
                                                         ------------        ---------        -----------        ------------
NET INCREASE (DECREASE) BEFORE INTERFUND TRANSFERS           (943,270)        (171,668)          (163,359)         (4,000,345)

INTERFUND TRANSFERS                                          (927,618)          12,641              7,357            (159,577)
                                                         ------------        ---------        -----------        ------------
NET ADDITIONS (DEDUCTIONS)                                 (1,870,888)        (159,027)          (156,002)         (4,159,922)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of
  year                                                     16,277,665          358,297            364,236          33,938,409
                                                         ------------        ---------        -----------        ------------
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS, end
  of year                                                $ 14,406,777        $ 199,270        $   208,234        $ 29,778,487
                                                         ============        =========        ===========        ============

                                                                            Nonparticipant
                                                                               Directed
                                                         -------------      --------------

                                                         International
                                                             Stock
                                                             Fund               Other               Total
                                                         -------------      --------------      ------------
ADDITIONS:
  Investment income (loss)                                $     3,619        $   107,557        $  2,013,783
  Employee contributions                                      305,013                 --           5,490,013
  Participant transfers (to) from Advance
    Security Inc. Supplementary Retirement
    Savings Plan                                                 (721)                --                  87
  Other                                                            --             40,299              40,299
                                                          -----------        -----------        ------------
        Total additions                                       307,911            147,856           7,544,182
                                                          -----------        -----------        ------------
DEDUCTIONS:
  Net depreciation in fair value of investments                39,143              1,032           2,381,057
  Benefit payments                                            130,976             22,948          10,168,905
  Administrative expenses                                       2,767            112,552             119,556
  Other                                                            --                 --               6,957
                                                          -----------        -----------        ------------
        Total deductions                                      172,886            136,532          12,676,475
                                                          -----------        -----------        ------------
NET INCREASE (DECREASE) BEFORE INTERFUND TRANSFERS            135,025             11,324          (5,132,293)

INTERFUND TRANSFERS                                         1,107,496            (40,299)                 --
                                                          -----------        -----------        ------------
NET ADDITIONS (DEDUCTIONS)                                  1,242,521            (28,975)         (5,132,293)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of
  year                                                             --             13,519          50,952,126
                                                          -----------        -----------        ------------
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS, end
  of year                                                 $ 1,242,521        $   (15,456)       $ 45,819,833
                                                          ===========        ===========        ============

  The accompanying notes to financial statements are an integral part of this statement.

                            FIGGIE INTERNATIONAL INC.

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

1. SUMMARY OF THE PLAN:

The Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) was established on January 1, 1985, and was amended and restated on January 1, 1989, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits are prepared on the accrual basis of accounting.

The assets of the Plan are commingled with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan for investment purposes in the Figgie International Inc. Supplementary Retirement Savings Plan Trust (the Trust). When not specifically identifiable, income and expenses of the Trust are allocated between the Plans.

Net appreciation in fair value and net realized gains on sale of investments for 1994 were calculated on a consolidated basis for the Trust, prior to allocation, based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year.

Reportable Transactions

As the assets of the Plan are commingled in the Trust with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan, the identification of reportable transactions for each plan is not possible. The schedule of reportable transactions (Exhibit 2) is a comprehensive listing of the reportable transactions of the Trust.

Contributions

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Participants direct their contributions in 25% increments between the Equity Fund, Fixed Income Fund and International Stock Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock Funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

Investment Income

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

3. INVESTMENTS:

The Plan's investments consist of an Equity Fund, shares of Figgie International Inc. Class A and Class B Common Stock, a Fixed Income Fund, an International Stock Fund and units of Figgie International Inc. Investment Trust for Retirement Trusts Pooled Fund.

The Equity Fund invests in stock of many U.S. companies. In addition, it invests on a smaller basis in U.S. government obligations as well as short-term holdings.

Effective April 1, 1990, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock. At December 31, 1994, the Plan held 29,061 and 31,690 shares of Class A and Class B Common Stock with a cost basis of $483,037 and $576,959, respectively. At December 31, 1993, the Plan held 28,587 and 24,428 shares of the Company's Class A and Class B Common Stock, with a cost basis of $485,826 and $529,741, respectively.

The Fixed Income Fund consists of various investments carried at quoted and estimated fair value. The detail of the investments held at December 31, 1994 is as follows:

     Government Bonds and Notes                           $ 8,460,175
     Government Agency Bonds and Notes                      6,798,399
     Corporate Bonds and Notes                             12,638,733
     Money Market Fund                                      1,060,090
                                                          -----------
                                                          $28,957,397
                                                          ===========

The International Stock Fund is a multi-manager fund which invests in non-U.S. companies with attractive return potential. The Fund's investments are balanced among the large, well-established markets of Japan and Europe, and some of the world's emerging markets as those in South America and Asia.

In 1991, the Plan began investing in units of the Figgie International Inc. Investment Trust for Retirement Trusts (the Investment Trust) Pooled Fund. These units, valued monthly at current market value, represent the Plan's interest in a variety of securities, including net appreciation or depreciation in fair value and interest and dividend income, net of investment and administrative expenses. The Investment Trust's statements of net assets at December 31, 1994 and 1993, and the related statement of changes in net assets for the year ended December 31, 1994, together with the unit value calculation, have been audited and reported on by Arthur Andersen LLP, independent public accountants, in a separate report dated July 28, 1995 (not included herein).

The Plan also invests in shares of the Rodney Square Money Market Fund (Money Market Fund). The Money Market Fund consists primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby attempting to minimize the risk involved. The Plan's recordkeeper allocates the investment in the Money Market Fund between the Equity Fund and the Fixed Income Fund at December 31 each year. As such, this investment does not appear as a line item on the statements of net assets available for benefits. Further, as the Trust has many transactions in the Money Market Fund throughout the year, it appears on the schedule of reportable transactions (Exhibit 2).

4. DISTRIBUTIONS TO PARTICIPANTS:

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $2,429,046 and $2,392,452 at December 31, 1994 and 1993, respectively.

5. FEDERAL INCOME TAXES:

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has been received for the Plan and the seven amendments thereto. A favorable determination for amendments 8 through 10 has not been received, but it is the opinion of the plan administrator that the contents of these amendments will not alter the Plan's tax-exempt status. In addition, a favorable determination as to the amended and restated plan's tax exempt status and one amendment thereto has not been received. Informational tax returns are prepared and filed annually with the Internal Revenue Service.

                                                                       EXHIBIT 1

                            FIGGIE INTERNATIONAL INC.

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN

            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1994

                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376

                                PLAN NUMBER: 002

                                                                          Fair
      Identity of Issue and Description                 Cost              Value
- ----------------------------------------------       -----------       -----------
Equity Fund                                          $ 8,014,831       $14,295,909
                                                     ===========       ===========
Figgie International Inc. Class A Common Stock       $   483,037       $   187,003
                                                     ===========       ===========
Figgie International Inc. Class B Common Stock       $   576,959           197,493
                                                     ===========       ===========
Fixed Income Fund                                    $28,956,524       $28,957,397
                                                     ===========       ===========
International Stock Fund                             $ 1,250,010       $ 1,210,970
                                                     ===========       ===========
Figgie International Inc. Investment Trust for
  Retirement Trusts Pooled Fund                      $       115       $    22,814
                                                     ===========       ===========

   The accompanying notes to financial statements are an integral part of this exhibit.

                                                                       EXHIBIT 2


                          FIGGIE INTERNATIONAL INC.
                          -------------------------

                    SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                    -------------------------------------

                 ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                 --------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------

                  EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                  ------------------------------------------

                               PLAN NUMBER: 002
                               ----------------

During the year ended December 31, 1994, the Trust had the following "reportable transactions," as defined.


                                                            Expense Incurred                     Current Value of
                                Purchase       Selling       in Connection         Cost of           Asset on          Net Gain
Identity of Party Involved      Price          Price        With Transaction       Asset         Transaction Date      or (Loss)
- --------------------------      --------       -------      ----------------       -------       ----------------      ---------
Rodney Square Money Market
  Fund
    (147 transactions)         $ 30,984,189   $         -        $   -            $ 30,984,189     $ 30,984,189        $       -

Equity Fund
    (17 transactions)             4,320,512             -            -               4,320,512        4,320,512                -

Rodney Square Money Market
  Fund
    (89 transactions)                     -    40,811,232            -             40,811,232        40,811,232                -

Equity Fund
    (6 transactions)                      -     3,132,201            -              1,577,578         3,123,210        1,554,623


The accompanying notes to financial statements are an integral part of this exhibit.

                        [ARTHUR ANDERSEN LLP LETTERHEAD]





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Figgie International Inc.
Supplementary Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the year ended December 31, 1993, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in its net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1993 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1993, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Cleveland, Ohio,
  July 20, 1994.

                          FIGGIE INTERNATIONAL INC.
                          -------------------------

                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                           DECEMBER 31, 1993 AND 1992
                           --------------------------

                                     INDEX
                                     -----



Statements of Net Assets Available for Benefits as of
  December 31, 1993 and 1992

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1993

Notes to Financial Statements

Exhibit 1 - Item 27a--Schedule of Assets Held for Investment
  Purposes as of December 31, 1993

Exhibit 2 - Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1993

                            FIGGIE INTERNATIONAL INC.
                           -------------------------

                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                           DECEMBER 31, 1993 AND 1992
                           --------------------------

                                                                                  1993
                                    ------------------------------------------------------------------------------------------------
                                                                                                            Nonparticipant
                                                            Participant Directed                              Directed
                                    ---------------------------------------------------------------------   --------------
                                                        Figgie                Figgie
                                                    International Inc.   International Inc.
                                       Equity        Class A Common       Class B Common     Fixed Income
                                        Fund            Stock Fund           Stock Fund          Fund          Other        Total
                                    -------------   ------------------   ------------------  ------------   ----------   -----------
ASSETS:
  Cash                               $       -            $    -             $    -           $       -       $   -      $       -
  Investments, at fair value
    (Note 3)                          16,559,189           405,756            374,712          32,611,755      49,393     50,000,805
  Transfer (due to) receivable
    from investment options             (281,524)          (47,499)           (10,522)            339,545         -              -
  Employee contribution receivable           -                 -                  -               534,772         -          534,772
  Accrued interest income                    -                  40                 46             452,337         -          452,423
                                     -----------          --------           --------         -----------     -------    -----------

        Total assets                  16,277,665           358,297            364,236          33,938,409      49,393     50,988,000
                                     -----------          --------           --------         -----------     -------    -----------

LIABILITIES:
  Administrative expenses payable            -                 -                  -                   -        35,874         35,874
                                     -----------          --------           --------         -----------     -------    -----------

        Total liabilities                    -                 -                  -                   -        35,874         35,874
                                     -----------          --------           --------         -----------     -------    -----------
NET ASSETS AVAILABLE FOR BENEFITS    $16,277,665          $358,297           $364,236         $33,938,409     $13,519    $50,952,126
                                     ===========          ========           ========         ===========     =======    ===========



                                                                                  1992
                                    ------------------------------------------------------------------------------------------------
                                                                                                            Nonparticipant
                                                            Participant Directed                              Directed
                                    ---------------------------------------------------------------------   --------------
                                                        Figgie                Figgie
                                                    International Inc.   International Inc.
                                       Equity        Class A Common       Class B Common     Fixed Income
                                        Fund            Stock Fund           Stock Fund          Fund          Other        Total
                                    -------------   ------------------   ------------------  ------------   ----------   -----------
ASSETS:
  Cash                               $       -            $  4,859           $  6,503         $       -      $     87    $    11,449
  Investments, at fair value
    (Note 3)                          13,076,856           343,543            252,846          28,714,140     479,645     42,867,030
  Transfer (due to) receivable
    from investment options                  -                 -                  -                   -           -              -
  Employee contribution receivable       279,361            26,261            103,689             533,986         -          943,297
  Accrued interest income                    -                  10                 16             374,995         -          375,021
                                     -----------          --------           --------         -----------    --------    -----------

        Total assets                  13,356,217           374,673            363,054          29,623,121     479,732     44,196,797
                                     -----------          --------           --------         -----------    --------    -----------

LIABILITIES:
  Administrative expenses payable            -                 -                  -                   -        21,263         21,263
                                     -----------          --------           --------         -----------    --------    -----------

        Total liabilities                    -                 -                  -                   -        21,263         21,263
                                     -----------          --------           --------         -----------    --------    -----------
NET ASSETS AVAILABLE FOR BENEFITS    $13,356,217          $374,673           $363,054         $29,623,121    $458,469    $44,175,534
                                     ===========          ========           ========         ===========    ========    ===========


The accompanying notes to financial statements are an integral part of these statements.


                                                     FIGGIE INTERNATIONAL INC.
                                                     -------------------------

                                               SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                                               -------------------------------------

                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     ---------------------------------------------------------

                                               FOR THE YEAR ENDED DECEMBER 31, 1993
                                               ------------------------------------
                                                                                                   Nonparticipant
                                                           Participant Directed                       Directed
                                    ---------------------------------------------------------------   ----------
                                                      Figgie              Figgie
                                                  International Inc. International Inc.
                                       Equity      Class A Common     Class B Common    Fixed Income
                                        Fund          Stock Fund         Stock Fund         Fund          Other        Total
                                    ------------- ------------------ ------------------  ------------   ----------   -----------
ADDITIONS:
  Investment income                  $ 1,292,277       $ 10,777         $  8,448        $ 2,233,617     $112,397    $ 3,657,516
  Employee contributions               2,265,760        126,442          120,335          3,607,990          -        6,120,527
  Net appreciation (depreciation)
   in fair value of investments          424,140        (95,702)         (88)483)           862,097        4,740      1,106,792
  Participant transfers to (from)
   Advance Security Inc.
   Supplementary Retirement
   Savings Plan                           (1,438)           -                -                3,648          -            2,210
                                     -----------       --------         --------        -----------     --------    -----------
        Total additions                3,980,739         41,517           40,300          6,707,352      117,137     10,887,045
                                     -----------       --------         --------        -----------     --------    -----------

DEDUCTIONS:
  Benefit payments                     1,059,291         57,584           32,899          2,392,064          -        3,541,838
  Administrative expenses                    -                3               21                -        107,339        107,363
  Other                                      -              306            6,198                -        454,748        461,252
                                     -----------       --------         --------        -----------     --------    -----------
        Total deductions               1,059,291         57,893           39,118          2,392,064      562,087      4,110,453
                                     -----------       --------         --------        -----------     --------    -----------

NET ADDITIONS (DEDUCTIONS)             2,921,448        (16,376)           1,182          4,315,288     (444,950)     6,776,592

NET ASSETS AVAILABLE FOR BENEFITS,
 beginning of year                    13,356,217        374,673          363,054         29,623,121      458,469     44,175,534
                                     -----------       --------         --------        -----------     --------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
 end of year                         $16,277,665       $358,297         $364,236        $33,938,409     $ 13,519    $50,952,126
                                     ===========       ========         ========        ===========     ========    ===========



The accompanying notes to financial statements are an integral part of these statements.

                          FIGGIE INTERNATIONAL INC.
                          -------------------------

                    SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                    -------------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

                          DECEMBER 31, 1993 AND 1992
                          --------------------------

1. SUMMARY OF THE PLAN:
   --------------------

The Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) was established on January 1, 1985, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
- -------------------

The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits are prepared on the accrual basis of accounting.

The assets of the Plan are commingled with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan for investment purposes in the Figgie International Inc. Supplementary Retirement Savings Plan Trust (the Trust). When not specifically identifiable, income and expenses of the Trust are allocated between the Plans.

Net appreciation in fair value and net realized gains on sale of investments for 1993 were calculated on a consolidated basis for the Trust, prior to allocation, based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year.

Reportable Transactions
- -----------------------

As the assets of the Plan are commingled in the Trust with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan, the identification of reportable transactions for each plan is not possible. The schedule of reportable transactions (Exhibit 2) is a comprehensive listing of the reportable transactions of the Trust.

Contributions
- -------------

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Participants direct their contributions in 25% increments between the Equity Fund and Fixed Income Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

Investment Income
- -----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

3. INVESTMENTS:
- ---------------

The Plan's investments consist of an Equity Fund, shares of Figgie International Inc. Class A and Class B Common Stock, a Fixed Income Fund and units of Figgie International Inc. Investment Trust for Retirement Trusts Pooled Fund.

The Fixed Income Fund consists of various investments carried at quoted and estimated fair value. The detail of the investments held at December 31, 1993 is as follows:


       Government Bonds and Notes                 $ 8,845,073
       Government Agency Bonds and Notes              867,698
       Corporate Bonds and Notes                   13,982,519
       Money Market Fund                            8,187,569
       Other obligations                              728,896
                                                  -----------
                                                  $32,611,755
                                                  ===========


Effective April 1, 1990, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock. At December 31, 1993, the Plan held 28,587 and 24,428 shares of Class A and Class B Common Stock with a cost basis of $485,826 and $529,741, respectively. At December 31, 1992, the Plan held 20,510 and 14,047 shares of the Company's Class A and Class B Common Stock, with a cost basis of $348,602 and $342,650, respectively.

The investment in an insurance company guaranteed annuity is held with the Hartford Insurance Company. The annuity was part of the Mojonnier Bros. Profit Sharing Plan which was merged into the Plan in 1988. This annuity is not an investment option under the Plan.

In 1991, the Plan began investing in units of the Figgie International Inc. Investment Trust for Retirement Trusts (the Investment Trust) Pooled Fund. These units, valued monthly at current market value, represent the Plan's interest in a variety of securities, including net appreciation or depreciation in fair value and interest and dividend income, net of investment and administrative expenses. The Investment Trust's statements of net assets at December 31, 1993 and 1992, and the related statement of changes in net assets for the year ended December 31, 1993, together with the unit value calculation, have been audited and reported on by Arthur Andersen & Co, independent public accountants, in a separate report dated July 20, 1994 (not included herein).

The Plan also invests in shares of the Rodney Square Money Market Fund (Money Market Fund). The Money Market Fund consists primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby attempting to minimize the risk involved. The Plan's recordkeeper allocates the investment in the Money Market Fund between the Equity Fund and the Fixed Income Fund at December 31 each year. As such, this investment does not appear as a line item on the statements of net assets available for benefits. Further, as the Trust has may transactions in the Money Market Fund throughout the year, it appears on the schedule of reportable transactions (Exhibit 2).

4.  DISTRIBUTIONS TO PARTICIPANTS:
    ------------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $2,392,452 and $518,592 at December 31, 1993 and 1992, respectively.

5. FEDERAL INCOME TAXES:
   ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has been received for the Plan and the seven amendments thereto. A favorable determination for amendments 8 through 10 has not been received, but it is the opinion of the plan administrator that the contents of these amendments will not alter the Plan's tax-exempt status. Annually, informational tax returns are prepared and filed with the Internal Revenue Service.

6. CONDITION OF COMPANY:
   ---------------------

As a result of 1993 operating results, the Company was not in compliance as of December 31, 1993 with certain financial covenants contained in certain debt agreements, which permit its lenders to accelerate the due date on its debt; however, the Company has subsequently received temporary waivers with respect to those financial covenants. Additionally, the Company has experienced a significant decline in value of its stock. The Company is currently negotiating with banks party to its revolving credit facility, other domestic and foreign banks, and other financial institutions in an effort to finalize a satisfactory restructuring of its debt. The continuation of the Plan is dependent upon the ability of the Company to continue as a going concern.

                                                                       EXHIBIT 1

                          FIGGIE INTERNATIONAL INC.
                          -------------------------

                    SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                    -------------------------------------

          ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ---------------------------------------------------------

                           AS OF DECEMBER 31, 1993
                           -----------------------

                  EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                  ------------------------------------------

                               PLAN NUMBER: 002
                               ----------------


                                                                                  Fair
     Identity of Issue and Description                          Cost              Value
- ----------------------------------------------               -----------        -----------
Equity Fund                                                  $ 8,005,954        $16,559,189
                                                             ===========        ===========

Figgie International Inc. Class A Common Stock               $   485,826        $   405,756
                                                             ===========        ===========

Figgie International Inc. Class B Common Stock               $   529,741        $   374,712
                                                             ===========        ===========

Fixed Income Fund                                            $31,048,988        $32,611,755
                                                             ===========        ===========

Figgie International Inc. Investment Trust for
  Retirement Trusts Pooled Fund                              $       238        $    49,393
                                                             ===========        ===========




                The accompanying notes to financial statements
                     are an integral part of this exhibit.

                                                                       EXHIBIT 2

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------

                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                 ---------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1993
                     ------------------------------------

                  EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                  ------------------------------------------

                               PLAN NUMBER: 002
                               ----------------

During the year ended December 31, 1993, the Trust had the following "reportable transactions," as defined.



                                                                      Expense Incurred                 Current Value of
                                        Purchase         Selling       in Connection       Cost of         Asset on        Net Gain
   Identity of Party Involved             Price           Price       With Transaction       Asset     Transaction Date    or (Loss)
- -------------------------------        -----------     -----------    ----------------   -----------   ----------------    ---------
Rodney Square Money Market Fund
  (143 transactions)                  $11,476,691       $      -        $       -        $11,476,691      $11,476,691       $    -

Rodney Square Money Market Fund
  (51 transactions)                             -        5,144,487              -          5,144,487        5,144,487            -

U.S. Treasury Note, dated May 15,
  1996 (1 transaction)                          -        2,615,250              -          2,030,280        2,500,200       584,970


  The accompanying notes to financial statements are an integral part of this exhibit.

                             ARTHUR ANDERSEN & CO.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Figgie International Inc.
Supplementary Retirement Savings Plan:

We have audited the accompanying financial statements and supplemental schedules of the Figgie International Inc. Supplementary Retirement Savings Plan (the
Plan) as of December 31, 1992 and 1991, and for the year ended December 31, 1992, as listed in the accompanying index. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1992 and 1991, and the changes in its net assets for the year ended December 31, 1992 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit I) as of December 31, 1992 and schedule of reportable transactions (Exhibit II) for the year ended December 31, 1992, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                             /s/ Arthur Andersen & Co.



Cleveland, Ohio,
July 30, 1993.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                           DECEMBER 31. 1992 AND 1991
                           --------------------------
                                     INDEX
                                     -----



          Statements of Net Assets Available for Benefits as of December 31, 1992 and 1991

          Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1992

          Notes to Financial Statements

          Exhibit I - Item 27a--Schedule of Assets Held for Investment Purposes as of December 31, 1992

          Exhibit II - Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1992

                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------
                           DECEMBER 31, 1992 AND 1991
                           --------------------------



                                                                            1992
                              ----------------------------------------------------------------------------------------------------
                                                         Participant-Directed
                              ---------------------------------------------------------------------
                                                    Figgie         Figgie
                                                International  International                        Nonparticipant
                                                     Inc.            Inc.                             Directed
                                Equity          Class A Common  Class B Common    Fixed Income        ---------
                                 Fund             Stock Fund      Stock Fund          Fund              Other           Total
                              ----------        --------------  --------------    ------------       --------------    -----------
ASSETS:
  Cash                          $      --          $  4,859        $  6,503        $      --          $     87        $    11,449
  Investments, at fair value
     (NOTE 3)                    13,076,856         343,543         252,846         28,714,140         479,645         42,867,030
  Employee contribution
     receivable                     279,361          26,261         103,689            533,986            --              943,297
  Accrued interest income              --                10              16            374,995            --              375,021
                                -----------        --------        --------        -----------        --------        -----------
      Total assets               13,356,217         374,673         363,054         29,623,121         479,732         44,196,797
                                -----------        --------        --------        -----------        --------        -----------

LIABILITIES:
  ADMINISTRATIVE EXPENSES
    PAYABLE                            --              --              --                 --            21,263             21,263
                                -----------        --------        --------        -----------        --------        -----------
      TOTAL LIABILITIES                --              --              --                 --            21,263             21,263
                                -----------        --------        --------        -----------        --------        -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                      $13,356,217        $374,673        $363,054         29,623,121        $458,469        $44,175,534
                                ===========        ========        ========        ===========        ========        ===========


                                                                                  1991
                              ----------------------------------------------------------------------------------------------------
                                                       Participant-Directed
                              ---------------------------------------------------------------------
                                                     Figgie          Figgie
                                                  International  International Inc.                  Nonparticipant
                                                       Inc.           Inc.                              Directed
                                 Equity          Class A Common  Class B Common    Fixed Income       --------------
                                  Fund             Stock Fund      Stock Fund          Fund               Other            Total
                                ----------        --------------  -------------    -------------      --------------    -----------
ASSETS:
  Cash                          $      --          $    567        $    129        $      --          $    155        $       851
  Investments, at fair value
     (NOTE 3)                    10,717,740         234,459         275,756         26,757,105         439,014         38,424,074
  Employee contribution
     receivable                     265,492          19,036          27,674            650,696            --              962,898
  Accrued interest income              --                59              52            229,910            --              230,021
                                -----------        --------        --------        -----------        --------        -----------
      Total assets               10,983,232         254,121         303,611         27,637,711         439,169         39,617,844
                                -----------        --------        --------        -----------        --------        -----------
LIABILITIES:
  Administrative expenses
    payable                            --               648             654               --               825              2,127
                                -----------        --------        --------        -----------        --------        -----------
      Total liabilities                --               648             654               --               825              2,127
                                -----------        --------        --------        -----------        --------        -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                      $10,983,232        $253,473        $302,957        $27,637,711        $438,344        $39,615,717
                                ===========        ========        ========        ===========        ========        ===========

The accompanying notes to financial statements are an integral part of these statements.

                             ADVANCE SECURITY INC.
                             ---------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                      ------------------------------------

                                                         Participant-Directed
                                         ----------------------------------------------------
                                                     Figgie        Figgie
                                                  International  International
                                                      Inc.           Inc.
                                           Equity Class A Common Class B Common  Fixed Income
                                            Fund    Stock Fund     Stock Fund       Fund        Total
                                          ----------- ---------- --------------  ------------  --------
ADDITIONS:
  Investment income                       $ 19,512    $    94     $    22        $  23,393     $ 43,021
  Employee contributions                    19,068      1,966         547           41,226       62,807
                                          --------    -------     -------        ---------     --------
     Total additions                        38,580      2,060         569           64,619      105,828
                                          --------    -------     -------        ---------     --------

DEDUCTIONS:
  Benefit payments                          23,554      1,024       1,145           36,662       62,385
  Net depreciation (appreciation) in
    fair value of investments (Note 3)          87       (822)       (972)           7,669        5,962
  Participant transfers to Figgie
    International Inc. Supplementary
    Retirement Savings Plan                     36         10        --             30,741       30,787
                                          --------    -------     -------        ---------     --------
     Total deductions                       23,677        212         173           75,072       99,134
                                          --------    -------     -------        ---------     --------

NET ADDITIONS (DEDUCTIONS)                  14,903      1,848         396          (10,453)       6,694

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                        101,264      2,689       1,833          324,269      430,055
                                          --------    -------     -------        ---------     --------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                             $116,167    $ 4,537     $ 2,229        $ 313,816     $436,749
                                          ========    =======     =======        =========     ========

                 The accompanying notes to financial statements
                    are an integral part of this statement.


                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                           DECEMBER 31. 1992 AND 1991
                           --------------------------



1.      SUMMARY OF THE PLAN:
        -------------------

The Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) was established on January 1, 1985, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        ------------------------------------------

Basis of Accounting
- -------------------

The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits are prepared on the accrual basis of accounting.

The assets of the Plan are commingled with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan for investment purposes in the Figgie International Inc. Supplementary Retirement Savings Plan Trust (the Trust). When not specifically identifiable, income and expenses of the Trust are allocated between the Plans.

Net appreciation in fair value and net realized gains on sale of investments for 1992 were calculated on a consolidated basis for the Trust, prior to allocation, based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year.

Reportable Transactions
- -----------------------

As the assets of the Plan are commingled in the Trust with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan, the identification of reportable transactions for each plan is not possible. The schedule of reportable transactions (Exhibit II) is a comprehensive listing of the reportable transactions of the Trust.

Contributions
- -------------

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Participants direct their contributions in 25% increments between the Equity Fund and Fixed Income Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock Funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

Investment Income
- -----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

Reclassifications
- -----------------

Certain 1991 amounts have been reclassified to conform to the 1992 presentation.

3.      INVESTMENTS:
        -----------

The Plan's investments consist of an Equity Fund, a Fixed Income Fund, shares of Figgie International Inc. Class A and Class B Common Stock, an insurance company guaranteed annuity and units of Figgie International Inc. Investment Trust for Retirement Trusts Pooled Fund.

The Fixed Income Fund consists of various investments carried at quoted and estimated fair value. The detail of the investments held at December 31, 1992 is as follows:

          Government Bonds and Notes           $ 8,735,904
          Government Agency Bonds and Notes      2,403,451
          Corporate Bonds and Notes             13,355,819
          Money Market Fund                      3,482,560
          Other obligations                        736,406
                                               -----------
                                               $28,714,140
                                               ===========


Effective April 1, 1990, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock. At December 31, 1992, the Plan held 20,510 and 14,047 shares of Class A and Class B Common Stock with a cost basis of $348,602 and $342,650, respectively. At December 31, 1991, the Plan held 17,695 and 14,325 shares of the Company's Class A and Class B Common Stock, with a cost basis of $297,890 and $348,271, respectively.

The investment in an insurance company guaranteed annuity is held with the Hartford Insurance Company. The annuity was part of the Mojonnier Bros. Profit Sharing Plan which was merged into the Plan in 1988. This annuity is not an investment option under the Plan.

In 1991, the Plan began investing in units of the Figgie International Inc. Investment Trust for Retirement Trusts (the Investment Trust) Pooled Fund. These units, valued monthly at current market value, represent the Plan's interest in a variety of securities, including net appreciation or depreciation in fair value and interest and dividend income, net of investment and administrative expenses. The Investment Trust's statements of net assets at December 31, 1992 and 1991, and the related statement of changes in net assets for the year ended December 31, 1992, together with the unit value calculation, have been audited and reported on by Arthur Andersen & Co., independent public accountants, in a separate report dated July 30, 1993 (not included herein).

The Plan also invests in shares of the Rodney Square Money Market Fund (Money Market Fund). The Money Market Fund consists primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby attempting to minimize the risk involved. The Plan's recordkeeper allocates the investment in the Money Market Fund between the Equity Fund and the Fixed Income Fund at December 31 each year. As such, this investment does not appear as a line item on the statements of net assets available for benefits. Further, as the Trust has many transactions in the Honey Market Fund throughout the year, it appears on the schedule of reportable transactions (Exhibit II).

4.      DISTRIBUTIONS TO PARTICIPANTS:
        -----------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $518,592 and $1,597,540 at December 31, 1992 and 1991, respectively.

5.      FEDERAL INCOME TAXES:
        --------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has been received for the Plan and the eight amendments thereto. Annually, informational tax returns are prepared and filed with the Internal Revenue Service.

                                                                       EXHIBIT I












                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------
                            AS OF DECEMBER 31. 1992
                            -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                  -------------------------------------------
                                PLAN NUMBER: 002
                               -----------------

                                                                    Fair
Identity of Issue and Description                     Cost          Value
- ---------------------------------                 -----------    -----------
Equity Fund                                       $ 5,530,778    $13,076,856
                                                  ===========    ===========

Figgie International Inc. Class A Common Stock    $   348,602    $   343,543
                                                  ===========    ===========

Figgie International Inc. Class B Common Stock    $   342,650    $   252,846
                                                  ===========    ===========

Fixed Income Fund                                 $27,235,061    $28,714,140
                                                  ===========    ===========

Hartford Insurance Co. Guaranteed Annuity         $   395,999    $   434,292
                                                  ===========    ===========

Figgie International Inc. Investment Trust for
        Retirement Trusts Pooled Fund             $       242    $    45,353
                                                  ===========    ===========

                 The accompanying notes to financial statements
                     are an integral part of this schedule.


                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                 ---------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------- ----------
                                PLAN NUMBER: 002
                               -----------------



During the year ended December 31, 1992, the Trust bad the following "reportable transactions," as defined.

                                                             Expense Incurred                Current Value of
                                    Purchase        Selling    in Connection     Cost of        Asset on        Net Gain
 Identity of Party Involved          Price           Price   with Transaction     Asset      Transaction Date   or (Loss)
 --------------------------        -----------    ---------- ----------------   -----------  ----------------   ---------
Rodney Square Money Market Fund
        (102 transactions)         $10,039,638    $      --         $--         $10,039,638    $10,039,638        $--

Rodney Square Money Market Fund
        (42 transactions)                 --       15,097,789        --          15,097,789     15,097,789         --


                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the
Figgie International Inc.
Supplementary Retirement Savings Plan:

We have audited the accompanying statement and restated statement (Note 4) of net assets available for benefits of the Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) as of December 31, 1991 and 1990, and the related statement and restated statement of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1991 and 1990, and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments (Exhibit I) as of December 31, 1991 and schedule of reportable transactions (Exhibit II) for the year ended December 31, 1991, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                   /s/ Arthur Andersen & Co.



Cleveland, Ohio,
July 20, 1992.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                     DECEMBER 31, 1991 AND 1990 (RESTATED)
                     -------------------------------------

                                                          1991          1990
                                                      -----------    -----------
ASSETS:
  Cash                                                $       849    $ 7,506,119
  Accrued interest income                                 231,203         84,568
  Employee contributions receivable                       962,898      1,695,642
  Investments-
    Fixed Income Fund                                  25,481,166             --
    Segregated Investment Funds                                --      3,758,626
    Sound Shore Fund Inc. - Mutual Fund                 9,930,280      7,490,435
    Rodney Square Money Market Fund                     2,062,219     13,339,479
    Figgie International Inc. Investment
      Trust for Retirement Trusts Pooled Fund              43,015             --
  Guaranteed investment contracts                         395,999      9,742,209
  Figgie International Inc. Common Stock-
    Class A shares                                        234,459        106,123
    Class B shares                                        275,756        131,512
                                                      -----------    -----------
         Total assets                                  39,617,844     43,854,713
                                                      -----------    -----------

LIABILITIES:
  Benefits payable                                      1,597,540      1,133,859
  Administrative expenses payable                           2,127          2,314
                                                      -----------    -----------
         Total liabilities                              1,599,667      1,136,173
                                                      -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $38,018,177    $42,718,540
                                                      ===========    ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1991 AND 1990
                 ----------------------------------------------

                                                       1991            1990
                                                   ------------    ------------
ADDITIONS:
 Employee contributions                            $  6,193,971    $  6,847,705
 Investment income                                    2,517,694       3,089,740
 Net unrealized appreciation (depreciation)
   in market value of investments                     3,646,716      (1,417,110)
 Plan mergers and acquisitions                          455,649         163,721
 Other                                                    6,916           3,200
                                                   ------------    ------------
        Total additions                              12,820,946       8,687,256
                                                   ------------    ------------
DEDUCTIONS:
 Benefit payments                                     6,832,999       5,001,803
 Insurance premiums                                     851,509              --
 Administrative expenses                                 72,701          47,463
 Transfer to the Figgie International Inc.
   Segregated Investment Fund Trust and Plan          9,760,671              --
 Other                                                    3,429         419,002
                                                   ------------    ------------
       Total deductions                              17,521,309       5,468,268
                                                   ------------    ------------
NET (DEDUCTIONS) ADDITIONS                           (4,700,363)      3,218,988

NET ASSETS AVAILABLE FOR BENEFITS,
 beginning of year                                   42,718,540      39,499,552
                                                   ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
 end of year                                       $ 38,018,177    $ 42,718,540
                                                   ============    ============


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                           DECEMBER 31. 1991 AND 1990
                           --------------------------




1.      SUMMARY OF THE PLAN:
        -------------------

The Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) was established on January 1, 1985, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        ------------------------------------------

Basis of Accounting
- -------------------

The accompanying statements of net assets available for benefits and changes in net assets available for benefits are prepared on the accrual basis of accounting.

The assets of the Plan are commingled with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan for investment purposes in the Figgie International Inc. Supplementary Retirement Savings Plan Trust (the Trust). When not specifically identifiable, income and expenses of the Trust are allocated between the Plans.

Realized and unrealized gains and losses for 1991 and 1990 were calculated on a consolidated basis for the Trust, prior to allocation, based on the value of the investments at the beginning of the year.

Reportable Transactions
- -----------------------

As the assets of the Plan are commingled in the Trust with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan, the identification of reportable transactions for each plan is not possible. The schedule of reportable transactions (Exhibit II) is a comprehensive listing of the reportable transactions of the Trust.

Contributions
- -------------

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Investments
- -----------

The Plan's investments consist of a mutual fund (Sound Shore Fund, Inc.), a Fixed Income Fund, a Money Market Fund (Rodney Square Money Market Fund), units of Figgie International Inc. Investment Trust for Retirement Trusts Pooled Fund and shares of Figgie International Inc. Class A and Class B Common Stock.

Participants direct their contributions in 25% increments between the mutual fund and Fixed Income Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock Funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

In 1991, the Board of Directors authorized the transfer of the Segregated Investment Funds (SIF) out of the Plan to form a separate plan (the Figgie International Inc. Segregated Investment Fund Trust and Plan) for applicable participants of the SIF.

The Fixed Income Fund is an investment in various investments carried at market value. The detail of the investments are as follows:

          Government Bonds and Notes                   $ 6,608,997
          Government Agency Bonds and Notes                926,938
          Corporate Bonds and Notes                     10,486,435
          Money Market Funds                             7,458,796
                                                       -----------
                                                       $25,481,166
                                                       ===========


The Plan also invests in shares of the Rodney Square Money Market Fund. The Rodney Square Money Market Fund consists primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby attempting to minimize the risk involved.

Effective April 1, 1990, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock, respectively. At December 31, 1991, the Plan held 17,695 and 14,325 shares of the Company's Class A and Class B Common Stock, with a cost basis of $297,890 and $348,271, respectively.

During 1991, the Plan began investing in investment units of the Figgie International Inc. Investment Trust for Retirement Trusts (the Trust) Pooled Fund. These units, valued monthly at current market value, represent the

Plan's interest in a variety of securities, including unrealized gains and losses in market value and interest and dividend income, net of investment and administrative expenses. The Trust's statements of net assets at December 31, 1991 and 1990, and the related statements of changes in net assets for the years then ended, together with the unit value calculation, have been audited and reported on by Arthur Andersen & Co., independent public accountants, in a separate report dated July 20, 1992 (not included herein).

Investment Income
- -----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

3.      FEDERAL INCOME TAXES:
        --------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, no income taxes have been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has been received for the Plan and the eight amendments thereto. Annually, informational tax returns are prepared and filed with the Internal Revenue Service.

4.      PLAN MERGERS AND ACQUISITIONS:
        -----------------------------

The Mojonnier Bros. Profit Sharing Plan became part of the Figgie International Inc. Supplementary Retirement Savings Plan effective December 31, 1988. The 1990 statements have been restated to reflect the 1988 merger. The assets of the Mojonnier Bros. Profit Sharing Plan were invested in insurance company guaranteed investment contracts (GIGs).

On June 7, 1989, the Board of Directors authorized a merger into the Plan of the Protective Equipment and Supply Co. Inc. Profit Sharing Retirement Plan and the Safety Engineering and Supply Inc. Profit Sharing Plan. In January 1990, assets of these plans totaling $85,006 and $78,715, respectively, were transferred to the Plan.

On January 16, 1991, the Board of Directors authorized a merger into the Plan of the Standard Glove and Safety Equipment Corporation Profit Sharing Retirement Plan, to be effective December 31, 1990. Additionally, the termination of the Hamilton Insurance Company Profit Sharing Plan and merger into the Plan was authorized, effective December 31, 1990.

                                                                       EXHIBIT I






                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                             SCHEDULE OF INVESTMENTS
                             -----------------------
                            AS OF DECEMBER 31. 1991
                            -----------------------

                                                                       Market
                                                        Cost            Value
                                                     -----------     -----------
Sound Shore Fund Inc.--Mutual Fund                   $ 2,935,211     $ 9,930,280
                                                     ===========     ===========
Brundage, Story & Rose Fixed Income Fund             $24,103,852     $25,481,166
                                                     ===========     ===========
Rodney Square Money Market Fund                      $ 2,062,219     $ 2,062,219
                                                     ===========     ===========

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                      EXHIBIT II









                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1991
                      ------------------------------------



During the year ended December 31, 1991, the Trust had the following "reportable transactions," as defined.


                                                     Purchase
                                                     or (Sales)        Cost of
                                                       Price            Asset
                                                    ------------     -----------
PURCHASES:
  The Rodney Square Money Market Fund
    (122 transactions)                              $ 42,560,762     $42,560,762

  U.S. Treasury Sec. Stripped Interest
    Payment, due May 15, 1996
    (1 transaction)                                    3,383,800       3,383,800


SALES:
  The Rodney Square Money Market Fund
    (94 transactions)                               $(46,439,885)    $46,439,885

John Hancock Mutual Life Insurance Company,
  Group Annuity Contract #4987, 9.43%, due
  December 31, 1991 (1 transaction)                   (8,836,620)      8,836,620


                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                             ARTHUR ANDERSEN & CO.
                                CLEVELAND, OHIO







                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Figgie International Inc.
Supplementary Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Figgie International Inc. Supplementary Retirement Savings Plan (the
Plan) as of December 31, 1990 and 1989, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1990 and 1989, and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions (Exhibit I) for the year ended December 31, 1990, is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                   /s/ Arthur Andersen & Co.




Cleveland, Ohio,
July 8, 1991.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------
                          DECEMBER 31, 1990 AND 1989
                          --------------------------

                                                        1990            1989
                                                     -----------     -----------
ASSETS:
  Cash                                               $ 7,506,119     $       141
  Accrued interest income                                 84,568          21,434
  Employee contributions receivable                    1,695,642       1,791,539
  Investments-
    Fixed Income Fund                                  7,925,369      16,832,894
    Segregated Investment Funds                        3,758,626       8,680,454
    Sound Shore Fund Inc. - Mutual Fund                7,490,435       8,479,384
    Rodney Square Money Market Fund                   13,339,479       2,796,420
  Figgie International Inc.
    Common Stock-
      Class A shares                                     106,123            --
      Class B shares                                     131,512            --
                                                     -----------     -----------
        Total assets                                  42,037,873      38,602,266
                                                     -----------     -----------


LIABILITIES:
  Benefits payable                                     1,133,859         769,368
  Administrative expenses payable                          2,314           2,850
                                                     -----------     -----------

       Total liabilities                               1,136,173         772,218
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $40,901,700     $37,830,048
                                                     ===========     ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1990 AND 1989
                 ----------------------------------------------

                                                         1990           1989
                                                     ------------    -----------
ADDITIONS:
  Employee contributions                             $  6,847,705    $ 6,619,647
  Investment income                                     2,942,404      3,290,307
  Net unrealized (depreciation) appreciation
    in market value of investments                     (1,417,110)       586,396
  Plan mergers and acquisitions                           163,721        136,910
  Other                                                     3,200           --
                                                     ------------    -----------
        Total additions                                 8,539,920     10,633,260
                                                     ------------    -----------

DEDUCTIONS:
  Benefit payments                                      5,001,803      4,325,249
  Administrative expenses                                  47,463         30,900
  Transfer to Advance Security Inc.
    Supplementary Retirement Savings Plan                 419,002            --
                                                     ------------    -----------
        Total deductions                                5,468,268      4,356,149
                                                     ------------    -----------

NET ADDITIONS                                           3,071,652      6,277,111

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                                  37,830,048     31,552,937
                                                     ------------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                                      $ 40,901,700    $37,830,048
                                                     ============    ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                           DECEMBER 31, 1990 AND 1989
                           --------------------------



1.      SUMMARY OF THE PLAN:
        -------------------

The Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) was established on January 1, 1985, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company).

The Plan is a defined contribution pension plan. This Plan also provides a savings vehicle for all salaried employees under the Figgie International Inc. Retirement Income Plan II (Supplemental Participants) and salaried employees hired after December 31, 1984 (Primary Participants). As of January 1, 1988, all active participants are fully vested in the Plan and no additional Company contributions will be made for these participants.

Effective as of January 1, 1988, all participants who were previously Primary Plan Participants became Supplemental Plan Participants unless otherwise provided in a Supplemental Agreement. Preretirement death benefits are equivalent to all contributed accounts at time of death.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        ------------------------------------------

Basis of Accounting
- -------------------

The accompanying statements of net assets available for benefits and changes in net assets available for benefits are prepared on the accrual basis of accounting.

The assets of the Plan are commingled with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan for investment purposes in the Figgie International Inc. Supplementary Retirement Savings Plan Trust (the Trust). When not specifically identifiable, income and expenses of the Trust are allocated between the Plans.

Realized and unrealized gains and losses for 1990 were calculated according to the new Department of Labor Rules, on a consolidated basis for the Trust, prior to allocation. The new rules require that realized gains and losses for investments purchased in a prior year be computed based on the value of the investments at the beginning of the year.

Reportable Transactions
- -----------------------

As the assets of the Plan are commingled in the Trust with the assets of the Advance Security Inc. Supplementary Retirement Savings Plan, the identification of reportable transactions for each plan is not possible. The schedule of reportable transactions (Exhibit 1) is a comprehensive listing of the reportable transactions of the Trust.

Contributions
- -------------

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Investments
- -----------

The Plan's investments consist of a mutual fund (Sound Share Fund, Inc.), a Fixed Income Fund, Segregated Investment Funds, a Money Market Fund (Rodney Square Money Market Fund), and shares of Figgie International Inc. Class A and Class B Common Stock.

Participants direct their contributions in 25% increments between the mutual fund and Fixed Income Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock Funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

The Fixed Income Fund and the Segregated Investment Funds are investments in contracts with insurance companies carried at cost, plus interest. Investments in these contracts are directed by the Trustees. The Segregated Investment Funds are not an investment option under the Plan.

Effective April 1, 1990, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock, respectively. At December 31, 1990, the Plan held 7,718 and 7,515 shares of the Company's Class A and Class B Common Stock, with a cost basis of $153,625 and $215,873, respectively.

The Plan also invests in shares of the Rodney Square Money Market Fund. The Rodney Square Money Market Fund consists primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby minimizing the risk involved.

Investment Income
- -----------------

Investment income includes dividends and interest income earned during the year.

3.      FEDERAL INCOME TAXES:
        --------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, no income taxes have been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has been received for the Plan and the eight amendments thereto. Annually, informational tax returns are prepared and filed with the Internal Revenue Service.

4.      PLAN MERGERS AND ACQUISITIONS:
        -----------------------------

Effective September 29, 1989, the Summit Glove and Supply Inc. Profit Sharing Plan and the Summit Glove and Supply Inc. Money Purchase Plan were merged into the Plan. On September 29, 1989, assets of these plans totaling $136,910 were transferred to the Plan.

On June 7, 1989, the Board of Directors authorized a merger into the Plan of the Protective Equipment and Supply Co. Inc. Profit Sharing Retirement Plan and the Safety Engineering and Supply Inc. Profit Sharing Plan. In January 1990, assets of these plans totaling $85,006 and $78,715, respectively, were transferred to the Plan.

5.      SUBSEOUENT EVENTS:
        -----------------

In 1991, the Board of Directors authorized the transfer of the Segregated Investment Funds (SIF) out of the Plan to form a separate pension plan for applicable investors in the SIF. The SIF was transferred to the Plan effective December 31, 1985 and had been maintained as a separate investment since that time. This fund was not an investment option under the Plan.

On January 16, 1991, the Board of Directors authorized a merger into the Plan of the Standard Glove and Safety Equipment Corporation Profit Sharing Retirement Plan, to be effective December 31, 1990. Additionally, the termination of the Hamilton Insurance Company Profit Sharing Plan and merger into the Plan was authorized, effective December 31, 1990.

                                                                       EXHIBIT I






                           FIGGIE INTERNATIONAL INC.
                           -------------------------
                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1990
                      ------------------------------------



During the year ended December 31, 1990, the Trust had the following "reportable transactions," as defined.

                                                    Purchase
                                                    or (Sales)         Cost of
                                                       Price            Asset
                                                   ------------      -----------
PURCHASES:
  The Rodney Square Money Market Fund
    (63 transactions)                              $ 16,000,295      $16,000,295
  General Electric Capital Corp. Note,
    dated September 28, 1990, 8.10%,
    due October 1, 1990                               5,531,000        5,531,000

SALES:
   The Rodney Square Money Market Fund
    (53 transactions)                                (5,284,167)       5,284,167
   Life Insurance Co. of Virginia
    Group Annuity GS-2074-03, 7.72%,
    due December 31, 1989                            (2,494,130)       2,060,790
   General Electric Capital Corp Note,
    dated September 20, 1990, 8.10%,
    due October 1, 1990                              (5,531,000)       5,531,000
   Life Insurance Co. of Virginia
    Group Annuity GS-2074-04, 8.83%,
    due December 31, 1990                            (7,570,350)       6,120,590
   Northwestern Mutual GIC 20150-2
    9.09%, due September 30, 1990                    (5,531,879)       4,245,236


                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        FIGGIE INTERNATIONAL INC. SAVINGS
                                        PLAN FOR HOURLY PAID EMPLOYEES

                                        By:     Wilmington Trust Company, Trustee

                                         /s/ Bruce Spartz
                                        -----------------------------------------------
Date: September 9, 1996                 Bruce Spartz, Senior Financial Services Officer
      -----------------


522/03406AJA.457

                                 EXHIBIT INDEX
                                 -------------

23.1    Consent of Arthur Andersen LLP                                      --